May 11, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph McCann
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 5, 2010
File No. 333-164740

Dear Mr. McCann:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 4, 2010 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Registration Fee Table

1.	Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A of the Securities Act. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website. Please revise accordingly.

Response: The Company will disclose the number of shares it plans to register in a subsequent pre-effective amendment to the Form S-1 when the applicable information is available.

Where You Can Find More Information, page iii

2.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements in the Form S-1 in accordance with Rule 8-08 of Regulation S-X.

3.	Please resolve any comments on the Form 8-K/A filed on January 21, 2010 issued in connection with your Form S-1 (333-164738) prior to requesting effectiveness.

Response: We acknowledge the Staff’s comment and intend to resolve any comments on the Form 8-K/A filed on January 21, 2010 prior to requesting effectiveness of the Form S-1.

Supplementary Executive Compensation Data, page 3

4.	We note the inclusion of certain information regarding the compensation earned by your named executive officers during 2009 and your disclosure that you may choose to award additional compensation based on evaluation of each executive’s performance during 2009. Please tell us why you have included this disclosure in your registration statement. To the extent that you are presenting material changes to your executive officers’ compensation in 2009 when compared with 2008, please advise us as to how you determined that the presentation in your registration statement is comparable with the 2008 information provided in your definitive proxy statement filed July 13, 2009, and that the presentation of any material change in a format other than that required by Item 402 of Regulation S-K is appropriate.

Response: The Company has revised its executive compensation disclosures for the fiscal year ended December 31, 2009. These disclosures were included in the Company’s Form 10-K/A filed with the Commission on April 30, 2010 and are incorporated by reference into the amendment to the Form S-1.

Exhibit 10.23

5.	An updated accountant’s consent should also be included with any amendment to the filing.

Response: As requested, the Company has provided an updated accountant’s consent with the amendment to the Form S-1.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President

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